Exhibit (d)(21)(ii)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

WELLINGTON MANAGEMENT COMPANY, LLP

THIS AMENDMENT is made as of July 1, 2014 to the Investment Sub-Advisory Agreement dated September 15, 2008, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and Wellington Management Company, LLP (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Fund Name Change. Any references to Transamerica Diversified Equity in the Agreement are hereby changed to Transamerica US Growth.

2.

Schedule A. Schedule A to the Investment Sub-Advisory Agreement is hereby deleted and replaced with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Investment Sub-Advisory Agreement dated September 15, 2008, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of July 1, 2014.

TRANSAMERICA ASSET MANAGEMENT, INC.

By: /s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President and Chief Investment Officer, Advisory Services

WELLINGTON MANAGEMENT COMPANY, LLP

By: /s/ Adam T. Puritz
Name:	Adam T. Puritz
Title:	Sr. Vice President

SCHEDULE A

as of July 1, 2014

FUNDS	SUB-ADVISER COMPENSATION*
Transamerica US Growth**	First $150 million 0.25% Over $150 million up to $650 million 0.22% Over $650 million up to $1.15 billion 0.20% Over $1.15 billion 0.175%

*	As a percentage of average daily net assets on an annual basis.

**

The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica WMC US Growth VP, Transamerica WMC US Growth II VP and the portion of the assets of Transamerica Partners Large Growth Portfolio that are sub-advised by Wellington Management Company, LLP.